KW 3/8

[redacted]

13013917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York	NY	10170-2200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan — (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KA 3/12

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. FYZUL KHAN NOTARY PUBLIC STATE OF NEW YORK NO. 02KH6011631 QUALIFIED IN NASSAU COUNTY

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Silver Leaf Partners, LLC

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Leaf Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 3, 4, and 7 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 3, 4, and 7 is fairly stated in all material respects in relation to the financial statements as a whole.

BDO, LLP

Philadelphia, Pennsylvania
February 27, 2013

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-65902 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 461,152 [200]		$ 461,152 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	100,000 [295]		
B. Other	119,276 [300]	$ [550]	219,276 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	25,734 [680]	25,734 [920]
11. Other assets	[535]	25,734 [735]	25,734 [930]
12. **TOTAL ASSETS**	$ 680,428 [540]	$ 51,468 [740]	$ 731,896 [940]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	10 [1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	193,328 [1205]	[1385]	193,328 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	12 [1390]	14 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. Includes equity subordination (15c3-1(d)) of...... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 193,328 [1230]	$ [1450]	$ 193,328 [1760]

Ownership Equity

		Total
21. Sole proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 $ ( ) [1020]	538,568 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 538,568 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 731,896 [1810]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/12

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 538,568	3480
2.	Deduct ownership equity not allowable for Net Capital (19)			( )	3490
3.	Total ownership equity qualified for Net Capital			538,568	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 538,568	3530
6.	Deductions and/or charges: (17)				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 51,468	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(51,468)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions (20)			$ 487,100	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities (18)		3735		
	2. Debt securities		3733		
(30)	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)(CD and MM at TD Bank – Both .5%)	393	3736	(393)	3740
10.	Net Capital			$ 486,707	3750

OMIT PENNIES

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as reported in Company's part II (unaudited) Focus Report	$ 502,145
Audit adjustment to adjust Commission Advance	(15,438)
Net Capital per the preceding	$ 486,707

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$	12,889	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	12,889	3760
14. Excess net capital (line 10 less 13)	$	473,818	3770
15 Excess net capital at 100% (line 10 less 10% of line 18) 22	$	467,374	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	193,328	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	193,328	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	39.72	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess net capital (line 10 less 23)	$		3910
25. Net capital in excess of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC

For the period (MMDDYY) from 24 01/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	803,699	3935
b. Commissions on listed option transactions	25	413,175	3938
c. All other securities commissions		964	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		653,677	3975
8. Other revenue		46,553	3995
9. Total revenue		1,918,068	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	358,000	4120
11. Other employee compensation and benefits	27	415,280	4115
12. Commissions paid to other broker-dealers		561,346	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		28,002	4195
15. Other expenses		553,569	4100
16. Total expenses	$	1,916,197	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	1,871	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19 Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	1,871	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	44,680	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC

For the period (MMDDYY) from 01/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 550,174	4240
	A. Net income (loss)			1,871	4250
	B. Additions (includes non-conforming capital of	29	4262)		4260
	C. Deductions (includes non-conforming Capital of		4272)	(13,477)	4270
2.	Balance, end of period (From item 1800)			$ 538,568	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	30	$	4300
	A. Increases			4310
	B. Decreases			4320
4.	Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Silver Leaf Partners, LLC as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
    B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Pershing, LLC [4335] X [4570]
    D. (k) (3)—Exempted by order of the Commission (include copy of letter)............ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		TOTAL $	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,871
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	14,195
(Increase) decrease in	
Receivables from brokers or dealers	57,826
Receivables from non-customers	9,565
Other assets	(5,678)
Increase (decrease) in	
Accounts payable and accrued expenses	(3,431)
Net cash provided by operating activities	74,348
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(21,176)
Cash Flows From Financing Activities	
Distributions to partners	(13,477)
Net increase in cash	39,695
CASH	
Beginning of year	421,457
End of year	$ 461,152

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment which carried a cost of $112,551 as of December 31, 2012, is computed on the straight-line method with estimated useful lives of 2 to 5 years. Accumulated depreciation totaled $86,817 and related depreciation expense totaled $14,195 as of and for the year ending December 31, 2012, respectively.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2012, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S., New York, and Maryland income tax returns. U.S. and New York returns for the years ended December 31, 2009 to 2012, and Maryland returns for 2011 and 2012 remain open for audit.

(3) LEASE COMMITMENTS

The Company leases office space in New York under a three-year lease which expires in July 2013, and office space in Maryland which expires in February 2014. These leases require the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2012 was approximately $200,000. Future minimum rental payments under this lease agreement are as follows: $124,000 in 2013 and $2,000 in 2014.

(4) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Pershing, LLC (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $486,707 and net capital requirements of $12,889. The percentage of aggregate indebtedness to net capital was 39.72%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

(6) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 27, 2013. No material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in our current period financial statements.

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND COMMODITY FUTURES TRADING COMMISSION REGULATION 1.16

To the Members
Silver Leaf Partners, LLC

In planning and performing our audit of the financial statements of Silver Leaf Partners, LLC (the ***"Company"***), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (***"CFTC"***), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following, except as noted below:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 27, 2013

[redacted]

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Silver Leaf Partners, LLC
420 Lexington Avenue, Suite 2225
New York, New York 10170-2200

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the year ended December 31, 2012, which were agreed to by Silver Leaf Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Silver Leaf Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silver Leaf Partners, LLC's management is responsible for Silver Leaf Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 27, 2013

SILVER LEAF PARTNERS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2012

General assessment		$ 1,758
Less		
Payments made:		
SIPC-6: July 26, 2012	$ 937	
SIPC-7: February 7, 2013	821	
		1,758
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 1,918,068
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(561,346)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		
Marketing Services (Line 7)		(653,677)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-	
		-
Total deductions		(1,215,023)
SIPC net operating revenues		$ 703,045
General assessment @ .0025		$ 1,758

SILVER LEAF PARTNERS, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2012

CERTIFIED PUBLIC ACCOUNTANTS